RATIO OF EARNINGS TO FIXED CHARGES                                                                                   EXHIBIT 12
( in thousands )                                                       Three months ended                 Six months ended
                                                                           June 30,                           June 30,
                                                                     1998             1997              1998             1997

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   64,738       $   67,896        $  109,163       $  121,993
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            12,958            3,430            26,192            6,859

Earnings as defined                                              $   77,696       $   71,326        $  135,355       $  128,852

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   11,747       $    2,484        $   23,759       $    5,050
Interest capitalized                                                     69              218               100              421
Portion of rental expense representative
     of the interest factor                                           1,211              946             2,433            1,809
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                40               40

Fixed charges as defined                                         $   13,047       $    3,668        $   26,332       $    7,320

RATIO OF EARNINGS TO FIXED CHARGES                                     5.96            19.45              5.14            17.60
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